

May 10, 2013

Via E-mail
Alexandre Frigon
Chief Executive Officer
Xumanii, Inc.
PO Box 309, Ugland House South Church Street
George Town, Grand Cayman KY1-1104
Cayman Island

      Re: Xumanii, Inc.
              Form 8-K
              Filed May 1, 2013
              File No. 333-169280

Dear Mr. Frigon:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

1. We note your disclosure under the heading Item 5.06 Change in Shell Company Status that you are not a shell company. However, it appears that you continue to be a shell company as defined in Exchange Act Rule 12b-2, because you are a development stage company with no or nominal assets (or assets consisting solely of cash or cash equivalents), and you have no or nominal operations (including no revenues or agreements with customers, suppliers, or manufacturers). Please amend your Form 8-K to disclose that you are a shell company. Alternatively, please provide a detailed analysis explaining why you are not a shell company and when you ceased to be a shell company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director